Exhibit 6.3

PROMISSORY NOTE

$131,712.52	Dated: as of January 31, 2017

1.             Principal. FOR VALUE RECEIVED, the undersigned, Anthony J. Drockton (“Borrower”), hereby promises to pay to Hammitt, Inc., a California corporation, (“Lender”) the principal sum of One Hundred Thirty-One Thousand Seven Hundred Twelve Dollars and Fifty-Two Cents (U.S.$ 131,712.52) (the “Loan”) with interest thereon to accrue from there date hereof at the rate of four percent (4.00%) per annum.

2.             Payment, Maturity Date. Unless accelerated pursuant to the terms of this Note, the unpaid principal balance of this Note, together with all unpaid interest accrued thereon, and all other amounts payable by Borrower under the terms of this Note shall be due and payable in full on January 31, 2025 (the “Maturity Date”).

3.             Payment of Interest and Application of Payments. All interest due hereunder shall be computed on the basis of a year of 365 days, simple interest, for the actual number of days elapsed. Interest shall be due in arrears and shall be due on or before the Maturity Date. All payments received by Lender under this Note shall be credited first to any charges or other expenses for which Lender is entitled to payment hereunder, next to accrued but unpaid interest, and third to unpaid principal.

4.             Prepayment. Borrowers may prepay all of any of the Loan at any time without penalty.

5.             Default Rate. Any amounts not paid when due shall thereafter bear interest at a rate per annum equal to the interest rate set forth in Section 1 above, plus two percent (2%), not to exceed the maximum rate permitted by applicable law.

6.             Jurisdiction. For any action related to the judicial enforcement or interpretation of this Note, Borrower expressly submits to the nonexclusive jurisdiction of the state or federal courts located in the County of Los Angeles in the State of California at the election of Lender, which election may be made from time to time.

7.             Legal Fees. Borrower agrees to pay all costs and expenses, including without limitation attorneys’ fees actually incurred by Lender in connection with the enforcement of any obligation of Borrower under this Note.

8.             Severability. In case any term or any provision of this Note shall be invalid, illegal or unenforceable, such provision shall be severable from the rest of this Note and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

9.             Headings. Headings used in this Note are inserted for convenience only and shall not be deemed to constitute a part hereof.

10.           Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of California.

BORROWER:

ANTHONY DROCKTON

/s/ Anthony Drockton
Anthony Drockton

LENDER:

For Hammitt Inc:

/s/ Andrew D Forbes
Andrew Forbes

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